Exhibit 4.1

PROMISSORY NOTE

Principal Amount: $25,000	Denver, Colorado

Closing Date: October 4, 2019	Maturity Date: December 31, 2019

For consideration received, Golden Developing Solutions, Inc., a Nevada corporation (“Borrower”), agrees to pay to the order of Infusionz, LLC, a Colorado limited liability company (“Lender”), the principal sum of TWENTY FIVE THOUSAND dollars ($25,000) (“Principal”), plus interest at a rate of three percent (3%) per annum (the “Interest”) until December 31, 2019 (“Maturity Date”) in lawful money of the United States of America.

1.	Payment Terms. Principal and accrued Interest under this promissory note (this “Note”) shall be due and payable on the Maturity Date. Borrower may prepay the Principal outstanding together with accrued and unpaid Interest in whole or in part at any time without penalty or premium.

2.	Default. Any default in the payment of Principal or Interest, or any failure by Borrower to perform any of the obligations of Borrower under this Note, shall constitute a default as to the entire amount of Principal and Interest then remaining unpaid, provided that Borrower provide Lender with written notice of such default and/or failure and Borrower fails to cure such default and/or failure within ten (10) days thereof. This Note shall further be in default in the event Borrower files for bankruptcy protection, makes an assignment of all of its assets for the benefit of his or its creditors, consents to the filing of an involuntary bankruptcy petition or fails to have any such involuntary bankruptcy petition dismissed within 120 days of filing. Upon the occurrence of any such default, this Note shall become immediately due and payable without presentment, demand, protest or other notice of any kind. From and after the date of any such default, all Principal then due hereunder shall thereafter accrue interest at a rate of fifteen percent (15%) per annum.

3.	Acknowledgment. The loan represented by this Note is solely for commercial and business purposes and is not made in connection with a consumer transaction. The loan represented by this Note is not for personal, family, agricultural or household purposes. The loan represented by this Note is not a consumer loan within the meaning of the Uniform Consumer Credit Code (“UCCC”), and, accordingly, the UCCC shall not apply to this Note.

4.	Governing Law. This Note is entered into in Denver, Colorado and shall be governed by the laws of the state of Colorado (without regard to its conflict of laws principles). Borrower submits to the jurisdiction of the courts in and for Denver, Colorado.

5.	Assignment. Neither Borrower nor Lender may assign any of its rights or obligations under this Note except with the prior written consent of the other. Subject to the first sentence of this Section 5, this Note is binding upon and shall inure to the benefit of the parties hereto and their respective successors, heirs, legal representatives, and permitted assigns.

6.	Amendments. This Note may not be amended or modified except by an instrument in writing expressing such intention executed by Borrower and Lender, which writing must be so firmly attached to this Note as to become a permanent part thereof.

7.	Weekends/Holidays. If any payment hereunder is required to be made on any date which is a Saturday, Sunday or federal or Colorado bank holiday, such payment shall be made on the next succeeding day on which banks in Colorado are open for business with the same force and effect as if made on the date as originally required.

8.	Usury. It is the intention of Borrower and Lender to conform strictly to applicable usury laws. Accordingly, no provision of this Note or any agreement entered into in connection with or as security for this Note shall permit Lender to charge, receive, take, or reserve interest in excess of lawful amounts. If any excess occurs, the effective rate of interest shall automatically be reduced to the maximum rate allowed by applicable law (including the laws of the state of Colorado and the United States of America).

9.	Severability. In the event any one or more of the provisions contained in this Note shall for any reason be held by any court or other authority of competent jurisdiction to be invalid, illegal, or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision of this Note, but this Note shall be construed as if such invalid, illegal, or unenforceable provision had never been contained herein.

[signature page follows]

IN WITNESS WHEREOF, Borrower has caused this Note to be duly executed and dated, under seal, effective as of the day and year first above written.

BORROWER:

GOLDEN DEVELOPING SOLUTIONS, INC.

By:	/s/ Stavros Triant
Name:	Stavros Triant
Title:	CEO

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